[IntercontinentalExchange, Inc. Letterhead]

August 11, 2010

Sonia Gupta Barros, Special Counsel

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	IntercontinentalExchange, Inc.
Form 10-K for year ended 12/31/2009 (the “Form 10-K”)
Filed on February 10, 2010
File No. 001-32671

Dear Ms. Gupta Barros:

We are in receipt of the letter, dated July 28, 2010, to Scott A. Hill, Senior Vice President and Chief Financial Officer of IntercontinentalExchange, Inc. (the “Company”), from the staff of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced filing.

We have reviewed the comments and set forth our responses below. To facilitate the staff’s review, the text of each numbered comment is reproduced in bold immediately preceding our corresponding response. Additionally, the Company has filed a copy of this letter with the Commission via EDGAR and via facsimile.

DEFINITIVE PROXY ON SCHEDULE 14A FILED APRIL 5, 2010

Compensation Discussion & Analysis, page 19

1.

We note your statement on page 20 that the Compensation Committee targets both the total and each element of compensation between the 50th and 75th percentile. Please tell us where actual compensation fell in relation to the target. Confirm that you will provide similar disclosure in future filings.

Response

On page 20 of the Company’s Notice of 2010 Annual Meeting and Proxy Statement (the “Proxy Statement”), the Company stated that:

For each NEO, the Compensation Committee reviews tally sheets that report total compensation paid to the NEO and compares both the total and each element of compensation against relevant and available market data, and targets the competitive market range, which has historically been between the 50th and

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Securities and Exchange Commission

75th percentile. Mr. Sprecher provides input to the Compensation Committee regarding his views on the performance of the other officers during the Compensation Committee’s annual review of salary, bonuses and equity awards. In addition to examining market data on individual positions, the Compensation Committee also focuses on the “total cost of management,” which is a comprehensive review of all compensation elements for the corporate officer group. We strive to maintain a low fixed cost structure, which generally consists of the base salary and benefits and perquisites elements described above. The variable compensation elements consist of the annual bonuses and equity awards, which primarily are designed to deliver value to the executives only if we achieve or exceed our performance objectives. ICE has maintained a “pay for performance” orientation since its founding in May 2000. While we do not maintain formal targets for the allocation of total compensation through each of the compensation elements outlined above, our compensation structure is designed to deliver the majority of its value through variable pay elements. In 2009, the average mix of compensation for our NEOs was approximately 60% long-term incentive pay (comprised of stock options and performance-based restricted stock awards), 25% non-equity incentive plan compensation (the 2009 bonus awards) and 15% base salary, for a mix of approximately 40% cash and 60% non-cash compensation. This mix is illustrated by the following pie chart:

As noted above, our Compensation Committee does not prescribe specific targets for the mix of compensation but rather at the end of each year reviews our performance compared to our peers, compares our mix of compensation to our peers and attempts to align our mix of compensation with our short- and long-term goals.

As described by the additional language in the Proxy Statement that surrounds the language the Commission notes in its comment, the Compensation Committee targets total compensation in the competitive market range, which has historically been between the 50th and 75th percentile. In 2009, based on information provided by Towers Watson, the Compensation Committee consultant, the Company performed above the 60th percentile of the peer group in every category measured, including one year revenue growth, EBITDA growth, net income growth, total shareholder return, revenue per employee and market capitalization per employee, and had the highest one year revenue growth and market capitalization per employee of the peer group. As noted above, many additional factors

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Securities and Exchange Commission

weigh on the determination by the Compensation Committee of the total compensation for the named executive officers (the “NEOs”). Nonetheless, in direct response to the Commission’s comment, actual total compensation for the NEOs as a percentile of the equivalent position at the Company’s peer group was as follows:

NEO Name and Position	Total Compensation Relative to Peer Group (Percentile)
Jeffrey C. Sprecher Chairman and Chief Executive Officer	67th

Charles A. Vice President and Chief Operating Officer	59th

David S. Goone Senior Vice President, Chief Strategic Officer	66th

Scott A. Hill Senior Vice President, Chief Financial Officer	65th

Edwin D. Marcial Senior Vice President, Chief Technology Officer	69th

Sunil Hirani Former Senior Vice President, Corporate Development Officer	[1]

The Company confirms that it will provide similar disclosure in future filings to the extent deemed applicable.

Role of Compensation Consultant, page 21

2.	It appears you have provided disclosure in response to Item 407(e)(3)(iii)(A) of Regulation S-K on page 22 that in 2009 you engaged Towers Watson for executive compensation consulting services and additional services. Please tell us whether the decision to engage Towers Watson for these other services was made, or recommended, by management and whether the compensation committee or the board approved such other services provided by Towers Watson. See the last sentence of Item 407(e)(3)(iii)(A) of Regulation S-K. Confirm that you will provide similar disclosure in future filings.

Response

The decision to engage Towers Watson for benefits advice, performance management consulting and project management assistance (the “Other Services”) was made by management. The Compensation Committee of the Board of Directors was apprised that Towers Watson was performing the Other Services but was not asked to approve such Other Services. It was disclosed to the Compensation Committee that Mr. Eric Larré, as the

[1]	Mr. Hirani’s employment was terminated at the end of 2009 and the Company did not compute or provided his percentile positioning relative to the peer group to the Compensation Committee.

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Securities and Exchange Commission

primary consultant advising the Compensation Committee for Towers Watson, has no direct financial interest or incentive related to the other services performed by Towers Watson and does not participate in any account planning activities related to services performed by Towers Watson for the Company. The Company confirms that it will provide such disclosure in future filings to the extent deemed applicable.

Annual Bonus, page 23

3.	We note your disclosure on page 24 regarding the financial and non-financial performance metrics on which the Compensation Committee based annual bonuses. Please tell us how the achievement of these financial and non-financial performance metrics led to the 2009 annual bonuses for each NEO that you disclose on page 24. Confirm that you will provide similar disclosure in future filings.

Response

As described on pages 23 and 24 of the Proxy Statement, the Compensation Committee considered both financial and non-financial performance, within the context of the overall bonus pool funded by the Executive Bonus Plan. Further, as disclosed in the first paragraph of page 23 of the Proxy Statement “ICE’s approach to annual bonuses is structured to deliver total cash compensation (base salary plus annual bonus) that is competitive with our peers for commensurate performance, and we target a range between the median and 75th percentile of the market ...”

The Company operates in the global financial markets and 2009 was a very challenging year for the industry. The Compensation Committee recognized that despite this difficult operating environment, the senior management team led the Company to record revenues and earnings in 2009 while positioning the Company for continued growth in the future through the launch of new products and strategic acquisitions. The Compensation Committee considered the fact that the Company’s initiative to clear credit default swaps and its close work with regulators and industry participants to achieve the results in a highly competitive market warranted bonus payments competitive with our peer group, many of which did not perform as well the Company in 2009.

Further, as disclosed in a Current Report on Form 8-K on May 26, 2010, the Compensation Committee approved new base salaries and target bonuses for the NEOs. The Compensation Committee approved the changes after reviewing information on industry comparables from Towers Watson, the Compensation Committee’s compensation consultant, and relative to the results of the Company. The new base salaries and target bonuses, which became effective June 1, 2010, are as follows: Jeffrey C. Sprecher, Chairman and Chief Executive Officer, has a base salary of $1,000,000 per year and a target bonus of 175% of his base salary; Charles A. Vice, President and Chief Operating Officer, has a base salary of $650,000 per year and a target bonus of 125% of his base salary; David S. Goone, Senior Vice President and Chief Strategic Officer, has a base salary of $575,000 per year and a target bonus of 125% of his base salary; Scott A. Hill, Senior Vice President and Chief Financial Officer, has a base salary of $575,000 per year and a target bonus of 125% of his base salary; and Edwin

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Securities and Exchange Commission

Marcial, Senior Vice President and Chief Technology Officer, has a base salary of $500,000 per year and a target bonus of 100% of his base salary.

In addition to the peer analysis discussed above, the Compensation Committee considered the financial and non-financial performance of the Company in 2009 but did not adhere to a strict formulaic approach. When determining the financial achievement factor, the Compensation Committee evaluated the overall economic and operating environment in which the Company achieved its financial results, the results relative to pre-established targets, as well as the results relative to peers. The Company over-achieved its financial performance targets in 2009 and outperformed its peers. When determining the non-financial performance metrics, among other items, the Compensation Committee considered the following individual contributions and Company achievements in light of the overall economic and operating environment:

•

Mr. Sprecher: strategic foresight with respect to the global credit default swap strategy; leadership position to secure acquisition of The Clearing Corporation; the launch of ICE Trust; and significant work with regulators.

•	Mr. Vice: new product launches; overall system reliability; advancement of options trading strategy and capabilities; and improved latency on the ICE platform.

•

Mr. Goone: leadership position to secure new strategic relationships and licenses in the marketplace; increased market share attributable to new initiatives; and advancement of options trading strategy and capabilities.

•

Mr. Hill: leadership on integration of prior acquisitions; financial leadership and discipline on the launch of ICE Trust and the acquisition of The Clearing Corporation; improved coordination among clearing houses; and effective restructuring of debt component of capital structure.

•	Mr. Marcial: improvements to the performance, capacity, maintainability, resiliency and stability of systems and leadership on integration of prior acquisitions.

•

Mr. Hirani: his employment was terminated at the end of 2009 and he was paid a bonus consistent with his separation agreement with the Company and the terms of his employment agreement with Creditex Group Inc., which was assumed by the Company upon the acquisition of Creditex Group Inc.

The non-financial performance metrics were deemed to be over-achieved by a greater degree than the financial performance metrics. The Compensation Committee also evaluated the cumulative bonus amounts of $4,828,200 relative to the pool funded by the shareholder approved Executive Bonus Plan of $18,720,000.

The Company thinks a certain amount of flexibility should be allowed in awarding annual bonuses but believes that the changes made to the NEOs base salary and target bonuses as discussed above will enable the Compensation Committee to use a more formulaic approach in the future. The Company confirms that it will provide additional disclosure, including additional text and charts where appropriate, in future filings to the extent deemed applicable to provide the reader with a better understanding of the annual bonus calculations.

* * * *

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Securities and Exchange Commission

In connection with our response to the staff’s comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about the foregoing, or if you would like to discuss further any of the matters raised in this response letter, please contact the undersigned at (770) 738-2106 or Doug Foley, Vice President, Administration, at (770) 916-7865.

Sincerely,

/s/ Andrew J. Surdykowski

Andrew J. Surdykowski Vice President, Associate General Counsel

cc:	Jerard Gibson (Securities and Exchange Commission)
Scott A. Hill (IntercontinentalExchange, Inc.)
Johnathan H. Short (IntercontinentalExchange, Inc.)
Doug A. Foley (IntercontinentalExchange, Inc.)
Dean S. Mathison (IntercontinentalExchange, Inc.)
Catherine M. Clarkin (Sullivan & Cromwell LLP)
Henrik Patel (Sullivan & Cromwell LLP)
Michael J. Snypes, Jr. (Sullivan & Cromwell LLP)
Eric Larré (Towers Watson)